THESE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JUSRISDICTION. THESE SECURITIES MAY ONLY BE RESOLD IF REGISTERED UNDER THE SECURITIES ACT, PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS OR IN COMPLIANCE WITH RULE 501 OF REGULATION CROWDFUNDING. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR BY THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OF ANY OTHER JURISDICTION, NOR HAS THE SEC OR ANY SUCH SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF DISCLOSURES CONTAINED IN ISSUER'S FORM C.

EVERYDAY CONTACTS, INC.
SERIES SEED 2 PREFERRED STOCK SUBSCRIPTION AGREEMENT

This Series Seed 2 Preferred Stock Subscription Agreement (this "***Agreement***"), is made as of the date set forth on the signature page hereto (the "***Effective Date***") by and between EveryDay Contacts, Inc., a Delaware public benefit corporation (the "***Company***"), and the investor listed on the signature page hereto (the "***Purchaser***"). The Company and the Purchaser are sometimes referred to herein individually as a "***Party***" and together as the "***Parties***."

WHEREAS, the Purchaser desires to purchase from the Company, and the Company desires to sell and issue to the Purchaser, shares of Series Seed 2 Preferred Stock, $0.0001 par value per share (the "***Series Seed 4 Preferred Stock***"), subject to the terms and conditions of this Agreement; and

WHEREAS, the Company is offering an aggregate of up to 555,555 shares of Series Seed 2 Preferred Stock (the "***Crowdfunding Shares***") pursuant to the Company's Form C dated on or about the Effective Date (the "***Form C***") filed pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding.

NOW, THEREFORE, in consideration of the foregoing and the mutual and dependent covenants hereinafter set forth, the Parties agree as follows:

1. Purchase and Sale. At the Closing (as defined below), the Company agrees to issue and sell to the Purchaser at the Closing and, subject to all of the terms and conditions hereof, the Purchaser agrees to purchase from the Company that number of shares of Series Seed 2 Preferred Stock set forth on the signature page attached hereto (collectively, the "***Shares***") at a purchase price of $0.45 per share (the "***Purchase Price***").

2. Subscription; Closing. The Company has the right, in its sole discretion, to accept or reject the Purchaser's subscription, in whole or in part, for any reason. The Purchaser's subscription is accepted by the Company only upon execution by the Company of the signature page hereto. Subscriptions need not be accepted in the order received and the Crowdfunding Shares may be allocated among subscribers in the Company's discretion. The sale and purchase of the Shares (the "***Closing***") shall take place at the time and in the manner described in the Form C. At the Closing, the Company shall deliver to the Purchaser the Shares against payment of the aggregate Purchase Price therefor.

3. <u>Representations and Warranties of the Purchaser</u>. The Purchaser represents and warrants to the Company as of the Effective Date as follows:

(a) <u>Authority; Enforceability</u>. The Purchaser has all requisite authority (and in the case of an individual, the capacity) to purchase the Shares, enter into this Agreement and perform all of the obligations required to be performed by the Purchaser hereunder. This Agreement has been duly executed and delivered by the Purchaser and this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their terms.

(b) <u>Non-Contravention; Bad Actor</u>. The acquisition of the Shares by the Purchaser will not contravene any law, rule or regulation binding on the Purchaser or any investment guideline or restriction applicable to the Purchaser. The Purchaser will comply with all laws applicable to transactions in securities in effect in the jurisdiction in which the Purchaser purchases the Shares. The Purchaser is not subject to any "bad actor" disqualifications contained in Rule 503 of Regulation Crowdfunding, assuming for purposes of this representation that the Purchaser is a "covered person" under Rule 503.

(c) <u>Investment Limitations</u>. Including the amount set forth on the signature page hereto, in the past twelve-month period, the Purchaser has not exceeded the investment limit set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d) <u>Investment Information</u>. The Purchaser and its representatives have been given the opportunity to examine all documents and to ask questions of, and to receive answers from the Company and their representatives concerning the terms and conditions of the investment in the Company and related matters and to obtain all additional information that the Purchaser or its representatives deem necessary.

(e) <u>Transfer Restrictions</u>. The Shares to be sold to the Purchaser pursuant to this Agreement will be acquired by the Purchaser for its own account and not with a view to, or intention of, or for sale in connection with, any distribution thereof. The Purchaser will transfer the Shares only (i) pursuant to an effective registration statement under the Securities Act, an exemption from such registration requirements, or as provided in Rule 501 of Regulation Crowdfunding and (ii) in compliance with the Company's Stockholders Agreement and Bylaws. A legend describing these transfer restrictions will accompany the Shares. Even if the Shares become freely transferrable, a secondary market in the Shares may not develop and, as a result, the Purchaser must bear the economic risk of an investment in the Shares for an indefinite period of time.

(f) <u>Investment Risk</u>. The Purchaser's financial situation is such that the Purchaser can afford to bear the economic risk of the Purchaser's investment in the Company for an indefinite period of time, and the Purchaser can afford to suffer the complete loss of the Purchaser's entire investment in the Company. The Purchaser's knowledge and experience in financial and business matters are such that the Purchaser is capable of evaluating the merits and risks of the investment in the Company. The Purchaser understands the risks involved in an investment in the Shares (including the risks described in the Form C) and that the entire amount of the Purchaser's investment may be lost, and the Purchaser is in a financial condition to bear the loss of the investment.

(g)   Investment Company. The Purchaser is not an "investment company" as defined under, nor is the Purchaser relying on exemptions contained in Sections (3)(c)(1) or (3)(c)(7) of, the Investment Company Act of 1940, as amended.

(h)   Reliance. The Purchaser acknowledges and agrees that the Company is relying upon the Purchaser's representations contained in this Agreement.

4.   Representations and Warranties of the Company. The Company represents and warrants to the Purchaser as of the Effective Date as follows:

(a)   Organization and Standing. The Company a corporation is duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own, license and operate its properties, to carry on its business as now conducted and as proposed to be conducted and to execute and deliver this Agreement and to perform its obligations hereunder.

(b)   Authority; Enforceability. The Company has all requisite authority to sell the Shares and enter into this Agreement and perform all of the obligations required to be performed by the Company hereunder. This Agreement has been duly executed and delivered by the Company, and this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

(c)   No Conflict. The execution and delivery by the Company of this Agreement does not, and the consummation by the Company of the transactions contemplated hereby will not, (with or without the giving of notice or the lapse of time or both) contravene, conflict with or result in a breach or violation of, or a default under, (i) the Company's organizational documents, (ii) subject to the accuracy of the Purchaser's representations and warranties in Section 3 of this Agreement, any judgment, order, decree, statute, rule, regulation or other law applicable to the Company, or (iii) any material contract, agreement or instrument by which the Company is bound. No material consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except such filings as have been made prior to the Closing, or such post-Closing filings as may be required under the Securities Act and applicable state securities laws.

(d)   Validity of Purchased Securities. Prior to the Closing, the issuance of the Shares will have been duly authorized and, when issued and paid for in accordance with the terms of this Agreement, will be validly issued to the Purchaser free of any liens, claims or other encumbrances, except for restrictions on transfer provided for herein under the Securities Act or other applicable securities laws.

5.   Survival of Representations and Warranties and Acknowledgements and Agreements. All representations and warranties and acknowledgements and agreements contained herein or made in writing by any Party in connection herewith shall survive the execution and

delivery of this Agreement and the consummation of the transactions contemplated hereby, regardless of any investigation made by any Party or on its behalf.

6. <u>Notices</u>. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses provided in writing to the Company (or at such other address for a Party as shall be specified in a notice given in accordance with this <u>Section 6</u>). The Purchaser consents to the delivery of any stockholder notice pursuant to the Delaware General Corporation Law (the "**DGCL**"), as amended or superseded from time to time, by electronic transmission pursuant to Section 232 of the DGCL (or any successor thereto) at the electronic mail address as on the books of the Company. The Purchaser agrees to promptly notify the Company of any change in email address, and that failure to do so shall not affect the foregoing.

7. <u>Entire Agreement</u>. This Agreement constitutes the full and entire understanding and agreement between the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled

8. <u>Successor and Assigns</u>. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. However, neither this Agreement nor any of the rights of the Parties hereunder otherwise may be transferred or assigned by any Party hereto without the prior written consent of the other Party. Any attempted transfer or assignment in violation of this <u>Section 8 </u>shall be void.

9. <u>Headings</u>. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10. <u>Amendment and Modification; Waiver</u>. This Agreement only may be amended, terminated, or waived only by an agreement in writing signed by the Company and the holders of not less than 51% of all issued and outstanding Series Seed 2 Preferred Stock. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each of the purchasers of the Crowdfunding Shares and each transferee thereof (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

11. <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of Delaware.

12.   Dispute Resolution. Any unresolved controversy or claim arising out of or relating to this Agreement, except as otherwise provided in this Agreement, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association (the "*AAA*"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Bernalillo County, New Mexico, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all Party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. The arbitrator shall be required to provide in writing to the Parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. The prevailing Party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such Party may be entitled. Each of the Parties consents to personal jurisdiction for any equitable action sought in the federal and state courts located in the State of New Mexico and having subject matter jurisdiction.

13.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

EveryDay Contacts, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited